

July 2, 2014

<u>Via U.S. mail</u>
Huiping Yan
Chief Financial Officer
Home Inns & Hotel Management Inc.
No. 124 Caobao Road
Xuhui District, Shanghai
People's Republic of China 200235

> **Re:**   **Home Inns & Hotel Management Inc.**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed on April 23, 2014**
> **File No. 001-33082**

Dear Ms. Yan:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Item 4. Information on the Company, page 19

B. Business Overview

Franchised and Managed Hotels, page 22

1.   We note your disclosure that you operate twelve leased –and-operated hotels through joint ventures and that your ownership interest exceeds 50% in most of the ventures. Please clarify how you are accounting for these joint ventures. Cite all relevant accounting literature within your response.

Hotel Development, page 23

2.   We note your disclosure regarding your development activities. In future Exchange Act periodic reports, to the extent that your development portfolio is material, please disclose for each development the anticipated completion date, the scope of the development, the costs incurred to date and the budgeted costs. In addition, for any material developments that are completed in future reporting periods, please disclose the development costs incurred per square meter.

Item 5. Operating and Financial Review and Prospects, page 33

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012, page 44

3.   In future Exchange Act periodic reports, please address period to period changes in same store performance for both your leased-and-operated hotels and your franchised-and-managed hotels. Within your analysis of period to period changes in same store performance, please address the relative impact of occupancy and rate changes. Please also clearly define how you determine your same store pool.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

4.   Please separately disclose the amount of cash flows used to purchase new hotels from other capital expenditures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Huiping Yan
Home Inns & Hotel Management Inc.
July 2, 2014
Page 3

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Senior Counsel at (202) 551-3402 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief